Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Starfield Resources to Present at RBC Capital Markets Global Mining and
Materials Conference in Toronto

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, June 11 /CNW/ - Starfield Resources Inc. (TSX: SRU/OTCBB: SRFDF) today announced that its President and CEO, André J. Douchane, will make a presentation about the Ferguson Lake project in Nunavut, an emerging mining region, at the RBC Capital Markets Global Mining and Materials Conference on June 13, 2007 at 9:30 am EST.
The presentation will be available on an audio-only webcast and will be archived for 30 days after the conference at www.rbccm.com. A replay of the audio webcast will also be available at www.starfieldres.com.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

<<www.starfieldres.com>>

%SEDAR: 00009374E

/For further information: André J. Douchane, President and Chief Executive Officer, Starfield Resources Inc., (416) 860-0400 ext. 222, adouchane(at)starfieldres.com; John Vincic, Executive Vice President, Barnes McInerney Inc., (416) 367-5000 ext. 249, jvincic(at)barnesmcinerney.com/
(SRU. SRFDF)
CO: Starfield Resources Inc. CNW 18:11e 11-JUN-07